Exhibit 99.1

SEALSQ Appoints Daniel Brau as Chief Quantum Officer to Accelerate Commercialization of its SEALQuantum Sovereign Vertical Stack

Appointment advances SEALSQ’s strategy to commercialize its integrated quantum, photonics and post-quantum security platform across enterprise, government and critical infrastructure markets

Geneva, Switzerland – August 4, 2026 – SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or the “Company”), a global leader in post-quantum semiconductor, PKI and digital identity technologies, today announced the appointment of Daniel Brau Chief Quantum Officer (CQO). Mr. Brau joined SEALSQ following the 100% acquisition of Miraex SA, the Swiss photonics-based quantum interconnect company he founded, which now serves as SEALSQ’s quantum networking and interconnect subsidiary within the SEALQuantum Sovereign Vertical Stack.

In this newly expanded executive role, Mr. Brau will lead the strategic and commercial development of the SEALQuantum ecosystem and its Sovereign Quantum Vertical Stack, with a mandate to transform the Group’s growing portfolio of quantum technologies and investments into an integrated, revenue-generating platform.

The appointment marks an important next phase in SEALSQ’s quantum strategy: moving from the acquisition and development of strategic quantum technologies toward their integration, commercialization and deployment across enterprise, government and critical infrastructure markets.

Carlos Moreira, Founder and CEO of SEALSQ, commented: “Daniel’s appointment as Chief Quantum Officer represents an important evolution of our quantum strategy. We have assembled technologies and investments across critical layers of the quantum ecosystem. The next objective is to connect these technologies, generate synergies between them and, most importantly, convert innovation into revenues and scalable commercial solutions. Our ambition with SEALQuantum is to build a sovereign quantum infrastructure where quantum processors, networking, photonics, post-quantum semiconductors, cybersecurity, satellites, digital identity and AI can operate as one integrated stack. Daniel will be responsible for helping us turn that vision into a commercial reality.”

Mr. Brau commented: “SEALSQ has built a uniquely comprehensive quantum and photonics stack, and I am excited to help turn it into deployable sovereign infrastructure. My focus as CQO will be on concrete customer projects, revenue generation and long-term partnerships. With the team we now have across semiconductors, photonics, cybersecurity and satellites, I am confident we can give governments, enterprises and critical infrastructure operators a practical way to adopt quantum technologies at scale.”

From Quantum Portfolio to Integrated Commercial Platform

As CQO, Mr. Brau will coordinate the commercial and technological integration of capabilities spanning quantum computing, quantum networking, quantum communications, photonics, quantum sensing, post-quantum cryptography, trusted semiconductors, satellite infrastructure, digital identity, blockchain and artificial intelligence.

His principal objective will be to create commercial synergies across the SEALQuantum ecosystem by combining technologies into higher-value products, services and sovereign infrastructure solutions. The CQO’s mandate includes accelerating revenue generation across the portfolio through cross-selling, joint customer programs, enterprise quantum solutions, government sovereign technology programs and opportunities across defense, critical infrastructure, financial services, telecommunications, AI and space.

Mr. Brau will also coordinate technology roadmaps across the ecosystem, identify complementary capabilities and lead the development of multi-company solutions leveraging the complete SEALQuantum Vertical Stack.

Building a Swiss Sovereign Quantum Platform

A central component of the CQO mandate will be supporting the development of what SEALSQ intends to establish as a fully integrated Swiss Sovereign Quantum Computing Platform.

The architecture is expected to progressively integrate:

●	Quantum processors and computing infrastructure

●	Quantum networking and communications

●	Quantum memory and interconnect technologies

●	Quantum transducers and photonics

●	Quantum sensing

●	Post-quantum cryptography and quantum-safe cybersecurity

●	Trusted semiconductor technologies

●	Satellite-based secure and quantum communications

●	Sovereign digital identity and PKI

●	Blockchain-based trusted infrastructure

●	Artificial intelligence and quantum-AI services

This “Root-to-Qubit” approach is designed to provide governments, enterprises and critical infrastructure operators with a sovereign architecture covering the complete trust chain—from semiconductor roots of trust and post-quantum cybersecurity to quantum processors, interconnects, communications and applications.

Geneva Quantum Center of Excellence

Another major priority will be supporting Rolf Gobet, Director of the Geneva Quantum Center of Excellence which will be hosted at the new headquarters in Pont-Rouge, Lancy of its parent company WISeKey International Holding Ltd (SIX: WIHN; NASDAQ: WKEY) (“WISeKey”), a global leader in cybersecurity, digital identity and IoT, following the Group’s planned relocation later this fall.

Mr. Brau will help develop collaborations with universities, research laboratories, government agencies, international organizations, technology companies and strategic investors, to link scientific research, industrial development and capital.

The initiative is expected to facilitate technology transfer from research into commercial applications while developing quantum training, executive education and international cooperation programs.

SEALSQ believes Geneva, and specifically Pont-Rouge, is uniquely positioned to become an important international center for sovereign quantum technologies, combining Switzerland’s scientific capabilities, semiconductor and photonics expertise, cybersecurity ecosystem, international institutions and longstanding tradition of neutrality and trusted infrastructure.

Commercialization at the Center of the Strategy

The creation of the CQO position reflects SEALSQ’s view that the next stage of the quantum industry will increasingly be defined not only by scientific breakthroughs, but by the ability to integrate technologies and translate them into deployable commercial infrastructure.

Mr. Brau’s performance mandate will therefore focus heavily on measurable commercial outcomes, including portfolio revenue growth, strategic partnerships, customer acquisition, cross-company synergies, integrated product launches, successful acquisition integration and overall portfolio value creation.

The CQO will also establish portfolio-wide commercial KPIs and coordinate cross-company initiatives intended to accelerate the transition from individual quantum technologies toward an integrated industrial ecosystem.

Creating a Sovereign Quantum Economy

SEALSQ’s long-term vision is to establish SEALQuantum as a leading sovereign quantum technology ecosystem capable of protecting and powering the future digital infrastructure of governments, enterprises and society.

By bringing together SEALSQ, WISeKey, the SEALQuantum portfolio and the Geneva Quantum Center of Excellence, the Group intends to create an end-to-end architecture extending from trusted post-quantum semiconductor roots to quantum computing infrastructure, the SEALQuantum Sovereign Vertical Stack.

“Quantum sovereignty will ultimately require much more than owning a quantum computer,” added Mr. Moreira. “It requires control of the entire technology chain: chips, cryptographic roots, processors, interconnects, networks, communications, identity, satellites, data and AI. Our objective is to assemble those capabilities into one sovereign architecture and make Switzerland one of the places where the global quantum economy is built.”

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 Lena.cati@theequitygroup.com

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